AH 3/12/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019801

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- ~~018404~~ 36623

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2002 143 WASH. D.C. PROCESSING SECTION

Joseph James Financial Services, Inc.

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Joseph James Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

705 Barclay Circle Suite 125
(No. and Street)

Rochester Hills (City) MI (State) 48307 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Giordano 248-852-3040
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sloan and Associates, P.C.
(Name — if individual, state last, first, middle name)

220 E. Huron Suite 250 (Address) Ann Arbor (City) MI (State) 48104 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-26-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Giordano, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph James Financial Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Subscribed and sworn to me, in my presence,
this 19 day of February
2002, a Notary Public in and for the
(county) (state) of Macomb Michigan
Natalie Arnaout
(signature)
Notary Public
My comm. expires June 11 2006
acting in Oakland County

NATALIE ARNAOUT
Notary Public, Macomb County, MI
My Commission Expires Jun. 11, 2006

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH JAMES FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2001 and December 31, 2000

Sloan & Associates, P.C. 220 E. Huron St., Suite 250 Ann Arbor, Michigan 48104

JOSEPH JAMES FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2001 and December 31, 2000

TABLE OF CONTENTS

Sloan and Associates, P.C.
Certified Public Accountants and Consultants
220 E. Huron St., Suite 250
Ann Arbor, Michigan 48104
Telephone (734) 761-8700 Facsimile (734) 761-6009

Eric R. Sloan, CPA
Kirk L. Johnson, CPA
Sherman B. Harrington, CPA
Thomas R. Gawne, CPA
Joanne Stubbs, CPA

With Offices In
Ann Arbor
Brighton

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Joseph James Financial Services, Inc.
Rochester Hills, Michigan

We have audited the accompanying statements of financial condition of Joseph James Financial Services as of December 31, 2001 and December 31, 2000 and the related statements of income, changes in stockholder's equity, changes in financial condition, and computation of net capital for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on the financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examination on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph James Financial Services, Inc. as of December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Sloan and Associates,

Sloan and Associates, P.C.
Ann Arbor, Michigan
February 18, 2002

JOSEPH JAMES FINANCIAL SERVICES, INC.
Statements of Financial Condition
for the years ended December 31, 2001 and 2000

ASSETS

CURRENT ASSETS:	2001	2000
Cash in checking	$ 0.	$ 0.
Cash in money market	12,276.	11,817.
Accounts receivable	1,388.	1,010.
Federal income tax receivable	0.	0.
Total current assets	$ 13,664.	$ 12,827.
NONCURRENT ASSETS:		
Investment in NASD Stock	3,700.	3,700.
TOTAL ASSETS	$ 17,364.	$ 16,527.

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	2001	2000
Federal income tax payable	$ 172.	$ 640.
Fees payable	1,249.	909.
Total current liabilities	1,421.	1,549.
STOCKHOLDER'S EQUITY:		
Common stock:		
Par value $1		
Authorized shares- 50,000		
Outstanding shares- 7,900	7,900.	7,900.
Retained earnings	8,043.	7,078.
Total stockholder's equity	15,943.	14,978.
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 17,364.	$ 16,527.

JOSEPH JAMES FINANCIAL SERVICES, INC.
Statements of Income
For the years ended December 31, 2001 and 2000

	2001	2000
REVENUE:		
Commissions	$ 122,120.	$ 198,067.
Miscellaneous	463.	703.
Total revenue	122,583.	198,770.
DIRECT EXPENSES:		
Commissions	116,546.	188,958.
Gross Profit	6,037.	9,812.
OPERATING EXPENSES:		
Regulatory fees, taxes and expenses:	3,362.	4,224.
Other expense	1,540.	1,335.
Total operating expense	4,902.	5,559.
Net income before Federal income tax	1,135.	4,253.
Federal income tax expense	170.	638.
Net income (Loss)	$ 965.	$ 3,615.

JOSEPH JAMES FINANCIAL SERVICES, INC.
Statements of Changes in Stockholder's Equity
For the years ended December 31, 2001 and 2000

	2001	2000
Retained Earnings- January 1,	$ 7,078.	$ 3,463.
Net Income (Loss)	965.	3,615.
Retained Earnings- December 31,	$ 8,043.	$ 7,078.

JOSEPH JAMES FINANCIAL SERVICES, INC.
Statement of Changes in Financial Condition
For the Years Ended December 31, 2001 and 2000

CASH FLOW FROM OPERATING ACTIVITIES:	2001	2000
Net Income	$ 965.	$ 3,615.
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Accounts receivable	(378)	1,412.
Accounts payable and accrued expenses	340.	(1,270)
Federal income taxes	(468)	589.
Total Adjustments	459.	731.
Net cash provided by operating activities	4,346.	4,346.
CASH FLOW USED IN INVESTING ACTIVITIES:		
Investment in NASD Stock	0.	(3,700)
CASH FLOW USED IN FINANCING ACTIVITIES:		
NONE	0.	0.
NET INCREASE (DECREASE) IN CASH	459.	646.
Cash- Beginning of year	11,817.	11,171.
Cash- End of year	$ 12,276.	$ 11,817.

JOSEPH JAMES FINANCIAL SERVICES, INC.
Computation of Net Capital
For the years ended December 31, 2001 and 2000

	2001	2000
Stockholder's Equity at December 31	$ 15,943.	$ 14,978.
Deduction from and/or charges to equity:		
Non-allowable assets	0.	(107)
Less:		
Deduction for haircuts on securities-		
Money Market Savings	(859)	(827)
NASD Stock	(3,700)	(3,700)
Net Capital Pursuant to Rule 15c3-1	$ 11,384..	$ 10,344.

JOSEPH JAMES FINANCIAL SERVICES, INC.
Reconciliation of Audited and Unaudited Statements
for the years ended December 31, 2001 and 2000

	2000	1999
Total assets reported on focus report. Part IIA, Form X-17A-5, as of December 31, 2001 and 2000	$ 17,364.	$ 16,527.
Audit Adjustments		
No audit adjustments	0.	0.
Total Assets per Audited Statement	$ 17,364.	$ 16,527.
Total Liabilities reported on focus report, Part IIA, Form X-17A-5 as of December 31, 2001 and 2000	$ 1,249.	$ 909.
Audit Adjustments:		
Federal income tax accrual	172.	640.
Total Liabilities per Audited Statement	$ 1,421.	$ 1,549.

JOSEPH JAMES FINANCIAL SERVICES, INC.
Notes to the Financial Statements
for the years ended December 31, 2001 and 2000

Note 1: Summary of Significant Accounting Policies

Method of Accounting:
The Company records revenue and expense using the accrual method of accounting.

Accounts Receivable:
Accounts receivable from sponsoring organizations are recognized when the related security is sold. The Company does not handle customer funds. All sales of securities are made payable to the sponsoring organization. The Company uses the allowance method to account for the net realizable value of accounts receivable. No allowance for bad debts was considered necessary at December 31, 2001 nor 2000.

Federal Income Tax Payable:
The Company has reported taxable income of $1,135 and $4,253 for the calendar years 2001 and 2000, respectively. Accordingly, at statutory income tax rates of 15%, the company had Federal income tax expense of $170 and $638.

Fees Payable:
The Company accrues commissions payable to the sales representative when the related accounts receivable is realized at the time the related security is sold. Payment of the fees is made upon collection of the related receivable. As of the balance sheet dates, the Company was current with the payment of all related fees payable.

Note 2: Required Statements

The following list of statements and schedules are not required of Joseph James Financial Services, Inc. due to the various exceptions under the applicable rules:

- Statement of Changes in Liabilities Subordinated to claims of creditors.
- Computation for determination of Reserve Requirements pursuant to Rule 15c3-3.
- Information relating to the Possession or Control Requirements under Rule 15c3-3.
- A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- A copy of the SIPC Supplemental Report.

Sloan and Associates, P.C.

Certified Public Accountants and Consultants
220 E. Huron St., Suite 250
Ann Arbor, Michigan 48104
Telephone (734) 761-8700 Facsimile (734) 761-6009

Eric R. Sloan, CPA
Kirk L. Johnson, CPA
Sherman B. Harrington, CPA
Thomas R. Gawne, CPA
Joanne Stubbs, CPA

With Offices In
Brighton
Ann Arbor

Board of Directors
Joseph James Financial Services, Inc.
705 Barclay Circle, Suite 125
Rochester Hills, MI 48307

We have examined the financial statements of Joseph James Financial Services for the years ended December 31, 2001 and 2000, and have issued our report dated February 18, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, and the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness for determining compliance with the exemptive provisions of Rule 15c3-3.

We did not review the practices and procedures followed by the Company in (1) making the quarterly securities examination, counts, verifications and comparisons and the recordation of differences required by Rule 17a-12, or (2) in complying with the requirements for prompt payment for securities for Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve Board, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Rule 17a-5 states that the scope for the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of examination would be disclosed and, with respect to Rule 15c3-3, should provide reasonable assurance of compliance, in all material respects, with the possession and control requirements of that Rule. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance on the system of internal control in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing his examination of financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the evaluation of these actions necessarily requires estimates and judgments by management. However, for the purposes of this report under SEC Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost-benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of Joseph James Financial Services, Inc.

internal accounting control to future periods is subject to the risk that the procedure may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our examination of the financial statements made in accordance with generally accepted auditing standards, including the study and evaluation of the Company's system of internal accounting control for the period ending December 31, 2001, that was made for the purposes set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. However such study and evaluation disclosed no conditions which we believe to be material weaknesses.

Sloan and Associates.

Sloan and Associates, P.C.
February 18, 2002